

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2013

Via E-mail
Mr. Yong Zhao, Chief Financial Officer
LianDi Clean Technology, Inc.
4th Floor, Tower B, Wanliuxingui Building,
No. 28 Wanquanzhuang Road,
Haidian District, Beijing, China, 100089

      Re: **LianDi Clean Technology, Inc.**
              Form 10-K for the year ended March 31, 2012
              Filed July 13, 2012
              File No. 0-52235

Dear Mr. Zhao:

We issued comments to you on the above captioned filing on September 10, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 21, 2013.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Mindy Hooker at (202) 551-3732 or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief